UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. (formerly Israel Chemicals Ltd.) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. (formerly Israel Chemicals Ltd.) filed with the Israel Securities Authority and dated March 4, 2019 (Filing Number: 2019-02-018507) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	ICL ANNOUNCES RESULTS OF PUBLIC OFFERING FOR EXPANSION OF ITS SERIES G DEBENTURES IN ISRAEL

Item 1

ICL ANNOUNCES RESULTS OF PUBLIC OFFERING FOR EXPANSION OF ITS SERIES G
DEBENTURES IN ISRAEL

ICL Group Ltd (the "Company") announced today that it has concluded the public tender for the increase of its existing Series G Debentures offering in Israel. Following the results of the public tender in Israel, the Company shall issue in the offering an aggregate principal amount of approximately NIS 386 million (about $110 million) Series G Debentures, at a price of NIS 965 (about $276) per each unit of 1,000 Series G Debentures and for total gross proceeds of approximately NIS 373 million (about $107 million). The Series G Debentures will be listed for trading on the Tel Aviv Stock Exchange.  Following completion of the offering, an aggregate principal amount of NIS 766 million (about $219 million) Series G Debentures will be issued and outstanding.

The offering was made pursuant to the Company’s supplemental shelf offering report filed in Israel on May 14, 2020, in connection with a takedown from the Company’s Israeli shelf prospectus dated March 4, 2019.

The Company intends to use the net proceeds from the offering to partially repay amounts outstanding under its Revolving Credit Facility Agreement, dated March 23, 2015, as amended on October 29, 2018, and for general corporate purposes.

For additional details, see the Company’s Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on May 14, 2020.

The offering described in this announcement was made only in Israel and only to residents of Israel.  The securities will not be registered under the U.S. Securities Act of 1933, as amended, and will not be offered or sold in the United States.  This announcement shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

FORWARD-LOOKING STATEMENTS

This announcement contains statements that constitute “forward-looking statements”, many of which can be identified by the use of forward-looking words such as “anticipate”, “believe”, “could”, “expect”, “should”, “plan”, “intend”, “estimate” and “potential”, among others. Forward-looking statements in this announcement include, but are not limited to, statements regarding the completion of the offering and the intended use of net proceeds from the offering. Forward-looking statements are based on our management’s beliefs and assumptions when those statements are made and on information currently available to our management. Such statements are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, the risk factors discussed under “Item 3 - Key Information— D. Risk Factors" in the Company’s Annual Report on Form 20-F for the year ended December 31, 2019 filed with the U.S. Securities and Exchange Commission (SEC) on March 5, 2020, as updated in the Company’s report for the three months ended March 31, 2020, furnished by the Company to the SEC in its Report on Form 6-K on May 12, 2020. The Company does not undertake any obligation to update or revise its forward-looking statements in light of new information or future events or circumstances, except as may be required by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	Global Company Secretary

Date: May 18, 2020